Exhibit 99.2

PyroGenesis Canada Inc. Condensed Consolidated Interim Financial Statements Three months ended March 31, 2022 (Unaudited) The accompanying unaudited condensed consolidated financial statements of PyroGenesis Canada Inc. have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these unaudited condensed consolidated interim financial statements for the period ended March 31, 2022.

Page 1 PyroGenesis Canada Inc. Condensed Consolidated Interim Statements of Financial Position (Unaudited) Notes March 31, 2022 December 31, 2021 $ $ Assets Current assets Cash and cash equivalents 6 6,612,624 12,202,513 Accounts receivable 7 17,177,027 17,639,616 Costs and profits in excess of billings on uncompleted contracts 8 5,863,935 4,922,710 Inventory 17 1,273,161 887,590 Investment tax credits receivable 9 210,628 256,513 Income taxes receivable 37,305 117,029 Current portion of deposits 11 2,402,331 1,328,452 Current portion of royalties receivable 320,279 311,111 Contract assets 334,660 375,789 Prepaid expenses 2,897,821 717,661 Total current assets 37,129,770 38,758,984 Non - current assets Deposits 11 236,297 248,756 Strategic investments 10 14,681,413 14,901,659 Property and equipment 3,619,631 3,712,937 Right - of - use assets 5,599,769 5,765,993 Royalties receivable 939,739 947,543 Intangible assets 2,580,127 2,774,198 Goodwill 2,660,607 2,660,607 Total assets 67,447,353 69,770,677 Liabilities Current liabilities Bank indebtedness 943,475 – Accounts payable and accrued liabilities 12 9,378,832 10,069,177 Billings in excess of costs and profits on uncompleted contracts 13 9,076,618 9,400,231 Current portion of term loans 14 83,233 83,004 Current portion of lease liabilities 14 2,937,013 2,934,236 Balance due on business combination 2,292,262 2,242,503 Income taxes payable 71,963 23,048 Total current liabilities 24,783,396 24,752,199 Non - current liabilities Lease liabilities 2,339,792 2,389,729 Term loans 14 211,986 107,901 Balance due on business combination 1,742,914 1,709,700 Deferred income taxes – 42,394 Total liabilities 29,078,088 29,001,923 Shareholders’ equity Common shares and warrants 15 82,104,086 82,104,086 Contributed surplus 21,548,685 19,879,055 Accumulated other comprehensive income 41,100 3,444 Deficit (65,324,606) (61,217,831) Total shareholders’ equity 38,369,265 40,768,754 Total liabilities and shareholders’ equity 67,447,353 69,770,677 Contingent liabilities [notes 22].

PyroGenesis Canada Inc. Condensed Consolidated Interim Statements of Comprehensive Income (Loss) (Unaudited) Three months ended March 31, Notes 2022 2021 $ $ Revenues 5 4,206,762 6,264,503 Cost of sales and services 17 3,155,039 4,121,493 Gross profit 1,051,723 2,143,010 Expenses Selling, general and administrative 17 5,612,368 3,725,435 Research and development, net 482,432 286,307 6,094,800 4,011,742 Net loss from operations (5,043,077) (1,868,732) Changes in fair value of strategic investments 10 1,176,755 5,634,722 Finance costs, net 18 (183,900) (53,087) Net earnings (loss) before income taxes (4,050,222) 3,712,903 Income taxes 56,553 – Net earnings (loss) (4,106,775) 3,712,903 Other comprehensive income (loss) Items that will be reclassified subsequently to profit of loss Foreign currency translation gain on investments in foreign operations 37,656 – Comprehensive income (loss) (4,069,119) 3,712,903 Earnings (loss) per share Basic Diluted (0.02) (0.02) 0.02 0.02 The accompanying notes form an integral part of the condensed consolidated interim financial statements. Page 2

PyroGenesis Canada Inc.
Condensed Consolidated Interim Statements of Changes in Shareholders' Equity
(Unaudited)

	Notes	Number of common shares	Common shares and warrants	Contributed Surplus	Accumulated other comprehensive income	Deficit	Total
			$	$	$	$	$
Balance - December 31, 2021		**170,125,795**	**82,104,086**	**19,879,055**	**3,444**	**(61,217,831)**	**40,768,754**
Share-based payments	15	**–**	**–**	**1,669,630**	**–**	**–**	**1,669,630**
Other comprehensive income for the year		**–**	**–**	**–**	**37,655**	**–**	**37,655**
Net loss and comprehensive loss		**–**	**–**	**–**	**–**	**(4,106,775)**	**(4,106,775)**
Balance – March 31, 2022		**170,125,795**	**82,104,086**	**21,548,685**	**41,099**	**(65,324,606)**	**38,369,265**
Balance - December 31, 2020		159,145,993	67,950,069	10,480,310	–	(19,007,273)	59,423,106
Shares issued upon exercise of stock options	15	11,000	10,315	(3,935)	–	–	6,380
Shares issued upon exercise of warrants and compensation options	15	5,344,549	8,057,581	–	–	–	8,057,581
Share-based payments	15	–	–	922,340	–	–	922,340
Net earnings and comprehensive income		–	–	–	–	3,712,903	3,712,903
Balance – March 31, 2021		164,501,542	76,017,965	11,398,715	–	(15,294,370)	72,122,310

The accompanying notes form an integral part of the condensed consolidated interim financial statements.

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PyroGenesis Canada Inc. Condensed Consolidated Interim Statements of Cash Flows (Unaudited) Notes Three months ended March 31, 2022 2021 $ $ Cash flows provided by (used in) Operating activities Net earnings (loss) (4,106,775) 3,712,903 Adjustments for: Share - based payments 1,669,630 922,340 Depreciation of property and equipment 141,095 76,317 Depreciation of right - of - use assets 166,224 101,794 Amortization and write - off of intangible assets 218,759 6,780 Amortization of contract assets 41,129 134,863 Finance costs 183,900 53,087 Change in fair value of investments (1,176,755) (5,634,722) Income taxes 86,245 – Unrealized foreign exchange 34,390 – (2,742,158) (626,638) Net change in balances related to operations 16 (5,023,565) (6,008,484) (7,765,723) (6,635,122) Investing activities Additions to property and equipment (126,172) (549,576) Additions to intangible assets 3,407 (75,668) Purchase of strategic investments – (3,392,184) Disposal of strategic investments 10 1,397,001 10,866,302 1,274,236 6,848,874 Financing activities Increase in bank indebtedness 943,475 – Interest paid (97,510) (50,209) Repayment of term loans (8,166) (2,973) Repayment of lease liabilities (47,160) (55,086) Proceeds from issuance of other term loans 107,700 – Proceeds from issuance of shares upon exercise of warrants – 8,057,581 Proceeds from issuance of shares upon exercise of stock options – 6,380 Effect of exchange rate changes on cash denominated in foreign cu 898,339 rrencies 3,259 7,955,693 – Net increase (decrease) in cash and cash equivalents (5,589,889) 8,169,445 Cash and cash equivalents - beginning of period 12,202,513 18,104,899 Cash and cash equivalents - end of period 6,612,624 26,274,344 Supplemental cash flow disclosure Non - cash transactions: Purchase of intangible assets included in accounts payable 4,038 53,576 Purchase of property and equipment included in accounts payable 83,697 177,193 Accretion of balance purchase price payable 82,973 – Accretion interest on royalties receivable 1,364 – Accretion on term loan 4,781 – The accompanying notes form an integral part of the condensed consolidated interim financial statements Page 4

Page 5 PyroGenesis Canada Inc. Notes to the Condensed Consolidated Interim Financial Statements For the periods ended March 31, 2022 and 2021 (Unaudited) 1. Nature of operations PyroGenesis Canada Inc. and its subsidiaries (collectively, the “Company”), incorporated under the laws of the Canada Business Corporations Act, was formed on July 11, 2011. The Company owns patents of advanced waste treatment systems technology and designs, develops, manufactures and commercialises advanced plasma processes and sustainable solutions to reduce greenhouse gases. The Company is domiciled at 1744 William Street, Suite 200, Montreal, Quebec. The Company is publicly traded on the TSX Exchange under the Symbol “PYR” on NASDAQ in the USA under the symbol "PYR" and on the Frankfurt Stock Exchange (FSX) under the symbol “8PY “. 2. Basis of preparation (a) Statement of compliance These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board ("IASB"). These condensed consolidated interim financial statements do not include all of the necessary information required for full annual financial statements in accordance with IFRS and should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2020. These financial statements were approved and authorized for issuance by the Board of Directors on May 16, 2022. (b) Functional and presentation currency These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. (c) Basis of measurement These financial statements have been prepared on the historical cost basis except for: (i) strategic investments which are accounted for at fair value, (ii) stock - based payment arrangements, which are measured at fair value on the grant date pursuant to IFRS 2, Share - based Payment; and (iii) lease liabilities, which are initially measured at the present value of minimum lease payments (d) Basis of consolidation For financial reporting purposes, subsidiaries are defined as entities controlled by the Company . The Company controls an entity when it has power over the investee ; it is exposed to, or has rights to, variable returns from its involvement with the entity ; and it has the ability to affect those returns through its power over the entity . In instances where the Company does not hold a majority of the voting rights, further analysis is performed to determine whether or not the Company has control of the entity. The Company is deemed to have control when, according to the terms of the shareholder’s and/or other agreements, it makes most of the decisions affecting relevant activities. These consolidated financial statements include the accounts of the Company and its subsidiaries, Drosrite International LLC and Pyro Green - Gas Inc. and its subsidiaries. Drosrite International LLC is owned by a member of the Company’s key management personnel and close member of the Chief Executive Officer ("CEO") and controlling shareholder’s family and is deemed to be controlled by the Company. Pyro Green - Gas (formerly AirScience Technologies Inc. until the renaming on September 14, 2021) was acquired by the Company on August 11, 2021 (see note 5). All transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation. The accounting policies set out below have been applied consistently in the preparation of the financial statements of all years presented . Finance costs and changes in fair value of strategic investments are excluded from the loss from operations in the consolidated statement of comprehensive income (loss) .

PyroGenesis Canada Inc. Notes to the Condensed Consolidated Interim Financial Statements For the periods ended March 31, 2022 and 2021 (Unaudited) 3. Significant accounting judgments, estimates and assumptions The significant judgments, estimates and assumptions applied by the Company’s in these condensed consolidated interim financial statements are the same as those applied by the Company in its audited annual financial statements as at and for the year ended December 31, 2021. 4. Business combination in fiscal 2021 On August 11, 2021, the Company completed the acquisition of Pyro Green - Gas Inc. and its subsidiaries (formerly AirScience Technologies Inc. prior to its renaming on September 14, 2021), a Montreal - based company which offers technologies, equipment, and expertise in the area of biogas upgrading, as well as air pollution controls, for a maximum purchase price consideration of $4.4 million in cash, subject to customary post - closing adjustments. In addition, the Company settled a pre - existing loan receivable from Pyro Green - Gas Inc. of approximately $1.7 million. The transaction was executed essentially through a purchase of the entirety of the common class “A” shares of Pyro Green - Gas Inc. This acquisition enables the Company to springboard into the renewable natural gas market and provides an advantage compared to building its own operations. In addition, the Company will now have a presence in Italy and India, and the acquisition will provide potential synergies with the Company’s land - based waste destruction offerings. The purchase price will be paid upon the achievement of various contract and business - related milestones by Pyro Green - Gas Inc. The Company’s assessment is that these milestones will be realized at various moments during the next 30 months. The contingent consideration was estimated using a discount rate of 8%. The acquisition was accounted for using the purchase method and the final allocation of the purchase price is as follows: Page 6 $ Total consideration Consideration paid at closing 1 Contingent consideration 3,841,999 Consideration paid at closing and continent consideration 3,842,000 Settlement of pre - existing loan receivable from Pyro Green - Gas 1,744,400 5,586,400 December 31, 2021 Final $ Net assets acquired Current assets 1 5,186,086 ROU asset 477,608 Property and equipment 42,552 Intangible assets and Goodwill 2 4,780,607 Deferred income tax asset 79,360 Current liabilities (4,507,907) Non - current liabilities (471,906) 5,586,400 1 Includes $807,946 of cash and trade receivables with a net fair value of $3.3 million, including an allowance for doubtful accounts of $0.5 million. 2 The goodwill of $2.7 million recorded on the transaction is mainly attributable to the expected growth in biogas upgrading market and the expertise of the workforce, and it is not expected to be deductible for tax purposes. The maximum purchase price consideration of $4,355,600 was discounted to $3,842,000, at August 11, 2021 and an accretion expense of $82,973 was recognized in Net finance costs in the Consolidated Statement of Comprehensive Income for the three - month period ended March 31, 2022.

PyroGenesis Canada Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended March 31, 2022 and 2021
(Unaudited)

5. Revenues

The following is a summary of the Company's revenues by product line:

	March 31, 2022	March 31, 2021
	$	$
Revenue from contracts with customers by product line:		
PUREVAP™	**441,605**	625,086
DROSRITE™	**900,079**	2,740,725
Development and support related to systems supplied to the U.S. Navy	**745,260**	2,586,021
Torch related sales	**1,041,709**	195,221
Biogas upgrading and pollution controls	**990,045**	–
Other sales and services	**88,064**	117,450
	4,206,762	6,264,503

The following is a summary of the Company's revenues by revenue recognition method:

	March 31, 2022	March 31, 2021
	$	$
Revenue from contracts with customers:		
Sales of goods under long-term contracts recognized over time	**3,681,601**	6,049,885
Sales of goods at a point of time	**525,161**	214,618
Other revenue:		
Sale of intellectual properties (i)	**–**	–
	4,206,762	6,264,503

See note 24 for sales by geographic area.

Transaction price allocated to remaining performance obligations

As at March 31, 2022, revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially satisfied) at the reporting date is $41,189,745 (2021 - $43,458,148). Revenue will be recognized as the Company satisfies its performance obligations under long-term contracts, which is expected to occur over the next 3 years.

6. Cash and cash equivalents

As at March 31, 2022, there are no restrictions on cash and cash equivalents. Cash and cash equivalents include the following components:

	March 31, 2022	December 31, 2021
	$	$
Cash	**3,612,624**	3,568,561
Guaranteed investment certificates	**3,000,000**	8,633,952
Cash and cash equivalents	**6,612,624**	12,202,513

Guaranteed investment certificates are instruments issued by Canadian financial institutions and include $3,000,000 bearing interest at a rate of 0.37%, These instruments are redeemable without penalty and mature between September 2022 and December 2022.

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PyroGenesis Canada Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended March 31, 2022 and 2021
(Unaudited)

7. Accounts receivable

Details of accounts receivable were as follows:

	March 31, 2022	December 31, 2021
	$	$
1 – 30 days	1,158,260	2,260,428
31 – 60 days	91,980	44,838
61 – 90 days	74,077	6,855,822
Greater than 90 days	14,368,690	7,357,825
Total trade accounts receivable	15,693,007	16,518,913
Other receivables	286,022	270,536
Sales tax receivable	1,197,997	850,167
	17,177,027	17,639,616

As at March 31, 2022 the allowance for expected credit loss is $520,000 (2021 - $520,000), which was included through the business combination and has not changed throughout the three-month period.

8. Costs and profits in excess of billings on uncompleted contracts

As at March 31, 2022, the Company had seventeen contracts with total billings of $17,716,248 which were less than total costs incurred and had recognized cumulative revenue of $23,580,183 since those projects began. This compares with fourteen contracts with total billings of $16,676,700 which were less than total costs incurred and had recognized cumulative revenue of $21,599,410 as at December 31, 2021.

Changes in costs and profits in excess of billings on uncompleted contracts during the year are explained by $104,689 (2021 - $983,819) recognized at the beginning of the year being transferred to accounts receivable, and $1,045,913.56 (2021 - $4,832,968) resulting from changes in the measure of progress.

9. Investment tax credits

An amount recognized in 2022 included $10,498 (2021 - $202,472) of investment tax credits earned in the year, as well as $Nil (2021 - $706,000) of investment tax credits earned in prior years that no longer met the criteria for recognition in 2021. $1,829 (2021 - $148,695) of the investment tax credits recognized in the year was recorded against cost of sales and services, $1,168 (2021 - ($684,709)) against research and development expenses and $7,500 (2021 - $32,486) against selling general and administrative expenses.

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PyroGenesis Canada Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended March 31, 2022 and 2021
(Unaudited)

10. Strategic investments

	March 31, 2022	December 31, 2021
	$	$
Beauce Gold Fields ("BGF") shares – level 1	**112,837**	123,095
HPQ Silicon Resources Inc. ("HPQ") shares - level 1	**11,890,111**	12,306,196
HPQ warrants – level 3	**2,678,465**	2,472,368
	14,681,413	14,901,659

The change in the strategic investments is summarized as follows:

	("BGF") shares – level 1		("HPQ") shares - level 1		HPQ warrants – level 3	
	Quantity	$	Quantity	$	Quantity	$
Balance, December 31, 2020	1,025,794	123,095	14,990,200	16,489,220	25,844,600	23,379,435
Additions	–	–	8,268,000	8,070,109	–	–
Exercised	–	–	16,250,000	11,700,000	(16,250,000)	(9,181,250)
Disposed	–	–	(12,755,600)	(14,252,732)	–	–
Change in the fair value	–	–	–	(9,700,401)	–	(11,725,817)
Balance, December 31, 2021	**1,025,794**	**123,095**	**26,752,600**	**12,306,196**	**9,594,600**	**2,472,368**
Disposed	**–**	**–**	**(3,887,000)**	**(1,397,001)**	**–**	**–**
Change in the fair value	**–**	**(10,258)**	**–**	**980,916**	**–**	**206,097**
Balance, March 31, 2022	**1,025,794**	**112,837**	**22,865,600**	**11,890,111**	**9,594,600**	**2,678,465**

At March 31, 2022 and December 31, 2021, the fair value of the HPQ warrants was measured using the Black-Scholes option pricing model using the following assumptions:

	March 31, 2022			**December 31, 2021**		
Number of warrants	1,200,000	4,394,600	4,000,000	1,200,000	4,394,600	4,000,000
Date of issuance	April 29, 2020	June 2, 2020	Sept. 3, 2020	April 29, 2020	June 2, 2020	Sept. 3, 2020
Exercise price ($)	0.10	0.10	0.61	0.10	0.10	0.61
Assumptions under the Back Sholes model:						
Fair value of the shares ($)	0.52	0.52	0.52	0.46	0.46	0.46
Risk free interest rate (%)	2.22	2.22	2.22	1.22	1.22	1.22
Expected volatility (%)	77.75	79.77	85.9	89.88	94.01	110.47
Expected dividend yield	–	–	–	–	–	–
Contractual remaining life (in months)	13	14	17	16	17	20

As at March 31, 2022, a gain from initial recognition of the warrants of $430,155 ($510,573 at December 31, 2021) has been deferred off balance sheet until realized.

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PyroGenesis Canada Inc. Notes to the Condensed Consolidated Interim Financial Statements For the periods ended March 31, 2022 and 2021 (Unaudited) 11. Deposits March 31, December 31, 2022 2021 $ $ Current portion: Suppliers 2,310,090 1,236,211 Security deposit on leased premises 92,241 92,241 Total current 2,402,331 1,328,452 Non - current portion: Suppliers 1,908 1,952 Security deposit on leased premises 234,390 246,804 Total non - current 236,297 248,756 Total Deposits 2,638,628 1,577,208 12. Accounts payable and accrued liabilities March 31, December 31, 2022 2021 $ $ Accounts payable 6,060,701 5,457,259 Accrued liabilities 2,474,990 3,730,048 Sale commissions payable 1 737,364 737,364 Accounts payable to the controlling shareholder and CEO 105,777 144,506 9,378,832 10,069,177 Page 10 1 Sale commissions payable relate to the costs to obtain long - term contracts with clients. 13. Billings in excess of costs and profits on uncompleted contracts The amount to date of costs incurred and recognized profits less recognized losses for construction projects in progress amounted to $23,658,662 (2021 - $21,834,137). Payments to date received were $32,735,280 on contracts in progress (2021 - $31,234,368). Changes in billings in excess of costs and profits on uncompleted contracts during the year are explained by $1,510,567 (2021 - $6,268,910) recognized at the beginning of the year being recognized as revenue, and an increase of $1,186,953 (2021 - $9,076,169) resulting from cash received excluding amounts recognized as revenue.

PyroGenesis Canada Inc.
Notes to the Consolidated Financial Statements
For the periods ended March 31, 2022 and 2021

14. Term loans

	Economic Development Agency of Canada Loan[1]	Other Term Loans[2]	Other Term Loans[3]	Canada Emergency Business Account Loan[4]	Total
	$	$	$	$	$
Balance, December 31, 2021	87,985	24,700	28,220	50,000	190,905
Addition	155,735	–	–	–	155,735
Financing costs	(48,035)	–	–	–	(48,035)
Accretion	4,781	–	–	–	4,781
Payments	–	(3,186)	(4,980)	–	(8,166)
Balance, March 31, 2022	200,466	21,514	23,240	50,000	295,219
Less current portion	–	(13,313)	(19,920)	(50,000)	(83,233)
Balance, March 31, 2022	**200,466**	**8,200**	**3,320**	**–**	**211,986**

[1] Maturing in 2027, non-interest bearing, payable in 60 equal instalments from July 2023 to June 2027. In January 2022 the Company received additional contributions of $155,735 which was discounted using the effective interest method using a rate of 8%.

[2] Maturing October 23, 2023 bearing interest at a rate of 6.95% per annum, payable in monthly instalments of $1,200 secured by automobile (carrying amount of $20,510 at March 31, 2022).

[3] Maturing in May 2023, payable in monthly instalments of $1,660, bearing interest at 7.45%.

[4] Loan bearing no interest and no minimum repayment, if repaid by December 2023.

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PyroGenesis Canada Inc. Notes to the Consolidated Financial Statements For the periods ended March 31, 2022 and 2021 15. Shareholders’ equity Common shares and warrants Authorized: The Company is authorized to issue an unlimited number of common shares without par value. The following table sets out the activity in stock options: Weighted Number of average options exercise price $ Balance – December 31, 2020 9,040,000 1.57 Granted 2,970,000 4.55 (1) Exercised (3,482,000) 0.32 Forfeited (125,000) 4.41 Balance, December 31, 2021 8,403,000 3.10 Granted Exercised Forfeited 450,000 – (10,000) – 3.36 4.41 Balance, March 31, 2022 8,843,000 3.11 (1) The weighted fair market value of the share price for options exercised in 2021 was $5.48. Page 12

PyroGenesis Canada Inc.
Notes to the Consolidated Financial Statements
For the periods ended March 31, 2022 and 2021

15. Shareholders' equity (continued)

As at March 31, 2022, the outstanding options, as issued under the stock option plan to directors, officers, employees and consultants for the purchases of one common share per option, are as follows:

	Number of stock options December 31, 2021	Granted	Exercised	Forfeitures	Number of stock options March 31, 2022	Number of stock options vested [(1)]	Exercise price per option	Expiry date
							$	
November 3, 2017	2,400,000	–	–	–	2,400,000	2,400,000	0.58	November 3, 2022
July 3, 2018	300,000	–	–	–	300,000	300,000	0.51	July 3, 2023
October 29, 2018	40,000	–	–	–	40,000	40,000	0.52	October 29, 2023
September 29, 2019	100,000	–	–	–	100,000	100,000	0.51	September 29, 2024
January 2, 2020	100,000	–	–	–	100,000	100,000	0.45	January 2, 2025
July 16, 2020	2,243,000	–	–	(10,000)	2,233,000	1,343,000	4.41	July 16, 2025
October 26, 2020	250,000	–	–	–	250,000	125,000	4.00	October 26, 2025
April 6, 2021	550,000	–	–	–	550,000	320,000	8.47	April 6, 2026
June 1, 2021	200,000	–	–	–	200,000	50,000	6.59	June 1, 2026
June 14, 2021	100,000	–	–	–	100,000	25,000	6.70	June 14, 2026
October 14, 2021	100,000	–	–	–	100,000	10,000	5.04	October 14, 2026
December 17, 2021	1,920,000	–	–	–	1,920,000	1,920,000	3.13	December 17, 2026
December 30, 2021	100,000	–	–	–	100,000	100,000	3.61	December 30, 2026
January 3, 2022	–	450,000	–	–	450,000	450,000	3.36	January 3, 2027
	8,403,000	450,000	–	(10,000)	8,843,000	7,283,000	3.11	

[(1)] At March 31, 2022, the weighted average exercise price for options outstanding which are exercisable was $2.64.

For the three-month period ended March 31, 2022, a stock-based compensation expense of $1,669,630 (2021 - $9,762,745) was recorded in Selling, general and administrative expenses in the Condensed Consolidated Statements of Comprehensive income (loss).

At March 31, 2022, an amount of $2,027,944 ($2,719,354 at December 31, 2021) remains to be amortized until January 2027 related to the grant of stock options.

Page 13

Page 14 PyroGenesis Canada Inc. Notes to the Consolidated Financial Statements For the periods ended March 31, 2022 and 2021 16. Supplemental disclosure of cash flow information March 31, March 31, 2022 2021 $ $ Accounts receivable 462,589 (3,198,880) Costs and profits in excess of billings on uncompleted contracts (941,225) 508,729 Inventory (385,571) – Investment tax credits receivable 45,885 (26,650) Deposits (1,061,420) (1,382,100) Contract assets – (2,811,894) Prepaid expenses (2,180,156) – Accounts payable and accrued liabilities (640,057) 3,561,085 Billings in excess of costs and profits on uncompleted contracts (323,610) (2,658,774) (5,023,565) (6,008,484) 17. Supplemental disclosure on comprehensive income statement March 31, March 31, 2022 2021 $ $ Inventories recognized in cost of sales 212,595 – Amortization of intangible assets 218,759 6,780 Depreciation of property and equipment 142,990 76,317 Depreciation of ROU assets 166,224 101,794 Employee benefits 4,380,499 2,893,901 Share - based expenses 1,669,630 922,340 Awarded grants 39,434 59,179 6,830,131 4,060,311

Page 15 PyroGenesis Canada Inc. Notes to the Consolidated Financial Statements For the periods ended March 31, 2022 and 2021 18. Net finance costs March 31, March 31, 2022 2021 $ $ Financial expenses Interest on term loans 851 3,508 Interest on lease liabilities 77,465 45,981 Interest accretion on balance due on business combination 82,973 – Penalties and other interest expenses 23,975 3,598 185,264 53,087 Financial income Accretion interest on royalty receivable (1,364) – Net finance costs 183,900 53,087 19. Earnings (loss) per share The following table provides a reconciliation between the number of basic and fully diluted shares outstanding for the three - month periods ended March 31: March 31, 2022 March 31, 2021 $ $ Weighted daily average of Common shares 170,125,795 161,221,511 Dilutive effect of stock options – 6,103,135 Dilutive effect of warrants – 2,310,829 Weighted average number of diluted shares 170,125,795 169,635,475 Number of anti - dilutive stock options and warrants excluded from fully diluted earnings per share calculation 8,843,000 2,445,000 20. Related party transactions During the three months ended March 31, 2022, the Company concluded the following transactions with related parties: In January 2020, the Company entered into a lease agreement for the rental of a property with a trust whose beneficiary is the controlling shareholder and CEO of the Company. At March 31, 2022 the carrying amount of the ROU asset and lease liabilities are $1,051,774 and $Nil ($1,107,131 and $Nil, respectively, at December 31, 2021) Rent and property taxes were charged by a trust whose beneficiary is the controlling shareholder and CEO of the Company in the amount of $69,054 and $67,945 for the three - month periods ended March 31, 2022 and 2021, respectively.

PyroGenesis Canada Inc. Notes to the Consolidated Financial Statements For the periods ended March 31, 2022 and 2021 20. Related party transactions (continued) A balance due to the controlling shareholder and CEO of the Company amounted to $105,777 ($144,506 at December 31, 2021) and is included in accounts payable and accrued liabilities. The Key Management Personnel of the Company, in accordance with IAS 24, are the members of the Board of Directors and certain officers. Total compensation to key management, for the three - month periods consisted of the following: Page 16 March 31, 2022 March 31, 2021 $ $ Salaries – key management 315,971 241,559 Pension contributions 5,893 4,436 Fees – Board of Directors 20,000 33,500 Share - based compensation – officers 326,074 479,617 Share - based compensation – Board of Directors 652,147 172,216 Other benefits – key management 6,439 9,988 Total compensation 1,326,524 941,316 21. Financial instruments As part of its operations, the Company carries a number of financial instruments. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments except as otherwise disclosed. The Company’s overall risk management program focuses on the unpredictability of the financial market and seeks to minimize potential adverse effects on the Company’s financial performance. The Company does not use derivative financial instruments to hedge these risks. Foreign currency risk The Company enters into transactions denominated in US dollars for which the related revenues, expenses, accounts receivable and accounts payable and accrued liabilities balances are subject to exchange rate fluctuations. As at March 31, 2022 and December 31, 2021 the Company’s exposure to foreign exchange risk for amounts denominated in US dollars is as follows: March 31, 2022 December 31, 2021 $ $ Cash 795,163 1,714,670 Accounts receivable 14,605,695 14,465,011 Accounts payable and accrued liabilities (2,518,815) (1,023,999) Total 12,882,043 15,155,682 Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates . Sensitivity analysis At March 31 , 2022 , if the US Dollar changes by 10 % against the Canadian dollar with all other variables held constant, the impact on pre - tax gain or loss and equity for the period ended March 31 , 2022 would have been $ 1 , 288 , 204 (December 31 , 2021 - $ 1 , 516 , 000 ) .

PyroGenesis Canada Inc.
Notes to the Consolidated Financial Statements
For the periods ended March 31, 2022 and 2021

21. Financial instruments (continued)

Credit risk and credit concentration

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The maximum credit risk to which the Company is exposed as at March 31, 2022 represents the carrying amount of cash and cash equivalents, accounts receivable (except sales tax receivable), deposits and royalties receivable. Cash and cash equivalents, which only comprise guaranteed investment certificates redeemable on relatively short notice by the Company, are held with major reputable financial institutions. The Company manages its credit risk by performing credit assessments of its customers. The Company does not generally require collateral or other security from customers on accounts receivable. The Company believes that there is no unusual exposure associated with the collection of these receivables. During the three-month period ended March 31, 2022, 3 customers accounted for 49% of revenues from operations (3 customers accounted for 91% for the three-month period ended March 31, 2021).

	Three months ended March 31, 2022		Three months ended March 31, 2022	
	Revenues	% of total revenues	Revenues	% of total revenues
	$	%	$	%
Customer 1	745,260	**18**	2,733,107	43
Customer 2	723,571	**17**	2,371,403	38
Customer 3	594,142	**14**	625,086	10
Total	**2,062,973**	**49**	5,729,596	91

Two customers accounted for 90% (one customer for 73% at December 31, 2021) of trade accounts receivable with amounts owing to the Company of $14,582,568 ($12,063,636 at December 31, 2021), representing the Company's major credit risk exposure. Credit concentration is determined based on customers representing 10% or more of total revenues and/or total accounts receivable.

The royalties receivables are due from a company in which the Company has a strategic investments. The Company does not have collateral or other security associated with the collection of this receivable.

Fair value of financial instruments

The fair value represents the amount that would be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date. The fair value estimates are calculated at a specific date taking into consideration assumptions regarding the amounts, the timing of estimated future cash flows and discount rates. Accordingly, due to its approximate and subjective nature, the fair value must not be interpreted as being realizable in an immediate settlement of the financial instruments.

There are three levels of fair value that reflect the significance of inputs used in determining fair values of financial instruments:

Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 — inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 — inputs for the asset or liability that are not based on observable market data.

The fair values of cash and cash equivalents, trade accounts receivable, deposits, accounts payable and accrued liabilities and bank indebtedness approximate their carrying amounts due to their short-term maturities.

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PyroGenesis Canada Inc.
Notes to the Consolidated Financial Statements
For the periods ended March 31, 2022 and 2021

21. Financial instruments (continued)

Investments in BGF and HPQ shares are valued at quoted market prices and are classified as Level 1.

Royalties receivable are discounted according to their corresponding agreements and are classified as Level 2.

Investments in HPQ warrants are valued using the Black-Scholes pricing model and are classified as Level 3.

The fair value of the term loans and the balance due on business combination as at March 31, 2022 is determined using the discounted future cash flows method and management's estimates for market interest rates for similar issuances. Given their recent issuance, their fair market values correspond to their carrying amount.

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates. Changes in market interest rates may have an effect on the cash flows associated with some financial assets and liabilities, known as cash flow risk, and on the fair value of other financial assets or liabilities, known as price risk, and on the fair value of investments or liabilities, known as price risks. The Company is exposed to a risk of fair value on cash equivalents, and term loans as those financial instruments bear interest at fixed rates.

Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market price (other than those arising from foreign currency risk and interest risk), whether those changes are caused by factors specific to the individual financial instrument or its issuers or factors affecting all similar financial instruments traded in the market. The most significant exposure to the price risk for the Company arises from its investments in shares and warrants of public companies quoted on the TSXV Exchange. If equity prices had increased or decreased by 25% as at March 31, 2022, with all other variables held constant, the Company's investments would have increased or decreased respectively, by approximately $4,037,000 ($4,042,000 at December 31, 2021).

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivery of cash or another financial asset. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities.

The following table summarizes the contractual amounts payable and maturities of financial liabilities and other liabilities at March 31, 2022:

	Carrying value	Total contractual amount	Less than one year	2-3 years	4-5 years	Over 5 years
	$	$	$	$	$	$
Accounts payable and accrued liabilities	9,378,832	9,378,832	9,378,832	–	–	–
Term loans	295,219	383,237	86,150	117,330	125,117	54,640
Balance due on business combination	4,035,176	4,355,600	2,395,580	1,960,020	–	–
Lease liabilities	5,276,805	6,614,192	3,220,750	710,493	561,628	2,121,321
	18,986,032	20,731,861	15,081,312	2,787,843	686,745	2,175,961

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PyroGenesis Canada Inc. Notes to the Consolidated Financial Statements For the periods ended March 31, 2022 and 2021 21. Financial instruments (Continued) Liquidity risk (Continued) The Company’s Canadian subsidiary benefits from a line of credit of $500,000, and the Italian subsidiary benefits from a 400,000 Euro ($554,000) line of credit. At March 31, 2022, $436,237 was drawn on the Canadian facility and 366,157 Euro ($507,238) was drawn on the Italian facility. 22. Contingent liabilities The Company is currently a party to various legal proceedings. If management believes that a loss arising from these proceedings is probable and can reasonably be estimated, that amount of the loss is recorded. As additional information becomes available, any potential liability related to these proceedings is assessed and the estimates are revised, if necessary. Based on currently available information, management believes that the ultimate outcome of these proceedings, individually and in aggregate, will not have a material adverse effect on the Company’s financial position or overall trends in results of operations. The Company had received a government grant in prior years of approximately $800,000 to assist with the development of a new system of advanced waste treatment systems technology. The grant is potentially repayable at the rate of 3% of any consideration received as a result of the project, for which funding has been received, to a maximum of the actual grant received. This repayment provision will remain in effect until May 30, 2024. The Company abandoned the project in 2011 and accordingly, no amount is expected to be repaid. 23. Capital management The Company’s objectives in managing capital are: a) To ensure sufficient liquidity to support its current operations and execute its business plan; and b) To provide adequate return to the shareholders The Company’s primary objectives when managing capital is to ensure the Company continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. The Company currently funds these requirements from cash flows from operations and with financing arrangements with third parties and shareholders. The Company is not subject to any externally imposed capital requirements. The Company monitors its working capital in order to meet its financial obligations. At March 31, 2022, the Company’s working capital was $12,346,374 ($14,006,785 at December 31, 2021) The management of capital includes shareholders’ equity for a total amount of $ 38,369,265 and term loans of $295,219 ($40,768,754 and $190,905 respectively at December 31, 2021), as well as cash and cash equivalents amounting to $6,612,624 ($12,202,513 at December 31, 2021) There were no significant changes in the Company’s approach during the current three - month period and 2021 fiscal year, however, in order to maintain or adjust the capital structure, the Company may issue new shares, sell portions of its strategic investment and periodically purchase its own shares on the open market. Page 19

PyroGenesis Canada Inc . Notes to the Consolidated Financial Statements For the periods ended March 31 , 2022 and 2021 24. Segment information The Company operates in one segment, based on financial information that is available and evaluated by the Company’s Board of Directors . The Company’s head office is located in Montreal, Quebec . The operations of the Company are located in three geographic areas : Canada, Italy and India . The following is a summary of the Company’s revenue from external customers, by geography : Page 20 March 31, 2022 March 31, 2021 $ $ Canada 1,367,792 799,433 United States 745,287 2,593,965 Europe 382,288 20,042 Mexico 176,508 – Asia 315,831 – Saudi Arabia 723,571 2,733,107 China – 7,618 South America 122,471 110,338 India 373,015 – 4,206,762 6,264,503 Revenue by product line and revenues recognized by revenue recognition method are presented in note 5. 25. Subsequent event On April 20, 2022 the Company participated in an HPQ non - brokered private placement by acquiring 6,800,000 units at a price of $0.53 per unit for a total investment of $3,604,000. Each unit consists of one common share of HPQ and one common share purchase warrant. Each of these warrants entitles the Company to purchase one common share at a price of $0.60 for a period of 24 months from the closing date of the private placement.